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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                       AMENDMENT NO. 37--FINAL AMENDMENT
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

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                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                135 COMMONWEALTH DRIVE
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase up to 2,100,000 shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, together with the associated preferred stock purchase rights, for a purchase price of $15 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 37 (the Final Amendment). Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    1. On January 8, 1999, Parent issued a press release announcing that effective January 8, 1999 it is terminating the Offer, proxy solicitation and its proposal to acquire the Company. No shares were accepted for payment or paid for pursuant to the Offer and all Shares previously tendered will be returned by the Depositary. A copy of the press release is attached hereto as Exhibit
(a)(66) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(66)    --         Press Release dated January 8, 1999.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1999          MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley
                                     ---------------------------------

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley
                                     ---------------------------------

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer

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